TEUCRIUM COMMODITY TRUST

232 Hidden Lake Road, Building A

Brattleboro, VT  05301

(802) 257-1617

April 28, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:  Jerard Gibson

Re:       Teucrium Commodity Trust, Teucrium Agricultural Fund

Registration Statement on Form S-1 (File No. 333-201953)

Dear Mr. Gibson:

              In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Teucrium Commodity Trust (the “Trust”) respectfully requests that Pre-Effective Amendment No. 1 to the above-captioned registration statement (the “Registration Statement”) be accelerated and declared effective by 5:00 p.m. Eastern time on April 30, 2015.

In connection with the submission of the Trust’s request for accelerated effectiveness of the Registration Statement, the Trust hereby acknowledges that:

  should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  the Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TEUCRIUM COMMODITY TRUST

                           By: Teucrium Trading, LLC, its Sponsor

              By:   /s/ Dale Riker

              Name:              Dale Riker

              Title:               Chief Executive Officer